Exhibit 99.1

Draganfly Reports Q4 and 2024 Results

Saskatoon, SK., March 27, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its fourth quarter and fiscal 2024 financial results. Revenue for the fourth quarter was up 76% year over year. Total 2024 revenue saw a modest increase as the Company’s capacity to meet demand in the Military and Public Safety sectors did not start to come on stream until late Q3.

Key Financial Highlights for 2024:

●	Total revenue for the year ended December 31, 2024, was $6,561,055, an increase of 0.1% from the prior year. Product sales increased $81,383 in 2024 as compared to 2023, while services revenue decreased $75,170. The Company continued its product line transition focus on preparation of public safety expansion and production capabilities.

●	Gross Profit was $1,398,204, a decrease of $665,910 or down 32.3% from the prior year. As a percentage of sales, gross margin decreased from 31.5% in 2023 to 21.3% in 2024. This year’s gross profit included a one-time non-cash write-down of inventory of $627,105 while last year’s gross profit included a non-cash downward adjustment of $331,671. Excluding these adjustments, gross profit decreased by $370,476 year over year. As a percentage of sales, adjusted gross margin decreased from 36.5% in 2023 to 30.9% in 2024.

●	The Company recorded a comprehensive loss including all non-cash items of $14,062,534 compared to a comprehensive loss of $23,709,851 in 2023. The comprehensive loss for the year ended December 31, 2024, includes non-cash changes comprised of a gain in fair value of derivative liability from warrants of $1,842,618, a recovery of impairment of notes receivable of $40,020, and a write down of inventory of $627,105 and would otherwise have been a comprehensive loss of $15,318,067 compared to a comprehensive loss of $23,400,524 excluding non-cash items in the same period last year.

●	Cash used in operating activities decreased by $6,939,383 or 37% year over year.

●	The Company’s cash balance on December 31, 2024, was $6,252,409.

Key Financial and Operational Highlights for Q4 2024:

●	Fourth quarter revenue was $1,613,162 compared to $916,299 for Q4 2023 largely due to a year over year increase in product sales slightly offset by lower services sales.

●	Gross Profit was $215,740 for Q4 2024 compared to $258,879 for Q4 2023 representing a decrease of $43,139 year over year. Gross profit for Q4 2024 would have been $383,255 if it wasn’t for a non-cash write down of inventory of $167,515 while Q4 2023 would have been $382,303 if it wasn’t for a one time non-cash write down of inventory of $123,424. Gross profit as a percentage of sales for Q4 2024 was 13.4% but on an adjusted basis was 23.8%.

●	The Company recorded a comprehensive loss including non-cash items for Q4 2024 of $4,715,931 compared to a comprehensive loss of Q4 2023 of $4,191,796 for the same period in 2023, an increase of 12.5% over 2023. The comprehensive loss for the fourth quarter of 2024 includes non-cash changes comprised of a loss in fair value derivative liability of $946,116 as well as a one time write down of inventory of $167,515 and would otherwise be a comprehensive loss of $3,602,300 compared to a comprehensive loss of $4,222,170 excluding non-cash items in the same period last year. The decrease in loss was primarily due to lower professional fees, wages, and share based compensation charges.

●	The company successfully completed its First Proof-of-Concept Flights in Drone Delivery Research Project for Mass General Brigham. The project aims to enhance home hospital care by utilizing drones for efficient medical deliveries, potentially improving service times and patient outcomes.

●	The Company Announced Closing of US$3.76 Million registered direct offering. The funds are intended to support general corporate purposes, including scaling production capabilities and advancing growth initiatives.

●	The Company announced its participation in the Elevate UAV event, offering specialized training on advanced drone platforms. This initiative underscores Draganfly’s commitment to empowering operators with cutting-edge skills to advance UAV applications in critical sectors.

●	Draganfly showcased its latest drone innovations at multiple conferences and private demonstrations including the Wings of Saskatchewan event, aiming to foster cross-industry collaboration and highlight advancements in drone technology within the aviation industry.

●	The Company announced updates to its Board of Directors and Advisory Board, including the appointment of former White House Chief of Staff Andy Card to the Advisory Board, and the appointment of Kim Moody as Audit Chair, reflecting Draganfly’s commitment to strengthening its leadership team.

Draganfly will hold a shareholder update call on March 27, 2025, at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here.

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended December 31, 2024 and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and filed on EDGAR.

For the year ended December 31,	2024	2023	2022
Total revenues	$6,561,055	$6,554,842	$7,605,059
Gross Profit (as a % of revenues) (1)	21.3%	31.5%	10.4%
Net (loss) income	(13,877,473)	(23,611,810)	(27,654,364)
Net (loss) income per share ($)
- Basic	(4.40)	(14.58)	(20.60)
- Diluted	(4.40)	(14.58)	(20.60)
Comprehensive (loss) income	(14,062,534)	(23,709,851)	(27,305,305)
Comprehensive (loss) income per share ($)
- Basic	(4.45)	(14.64)	(20.34)
- Diluted	(4.45)	(14.64)	(20.34)
Change in cash and cash equivalents	$3,158,797	$(5,437,697)	$(15,180,932)

(1)	Gross Profit (as a % of revenues) would have been 30.9% (2023 – 36.5%; 2022 – 36.4%) not including a non-cash write down of inventory for $627,105 (2023 - $331,671; 2022 - $1,976,514).

As at	December 31, 2024	December 31, 2023
Total assets	$10,200,088	$8,330,292
Working capital	3,846,283	(717,017)
Total non-current liabilities	342,013	523,584
Shareholders’ equity	$4,621,783	$407,716

Number of shares outstanding	5,427,795	34,270,579

Shareholders’ equity and working capital as at December 31, 2024, includes a fair value of derivative liability of $2,198,121 (2023 – $4,196,125) and would otherwise be $6,819,904 (2023 - $4,603,841) and $6,044,404 (2023 - $3,479,108) respectively.

	2024 Q4	2024 Q3	2023 Q4
Revenue	$1,613,162	$1,885,322	$916,299
Cost of goods sold(2)	$(1,397,422)	$(1,444,542)	$(657,420)
Gross profit(3)	$215,740	$440,780	$258,879
Gross margin – percentage	13.4%	23.4%	28.3%
Operating expenses	$(4,085,766)	$(4,125,078)	$(3,482,142)
Operating income (loss)	$(3,870,026)	$(3,684,298)	$(3,223,263)
Operating loss per share - basic	$(0.91)	$(1.10)	$(1.95)
Operating loss per share - diluted	$(0.91)	$(1.10)	$(1.95)
Other income (expense)	$(851,896)	$3,484,104	$(965,072)
Change in fair value of derivative liability (1)	$(946,116)	$3,575,559	$153,798
Other comprehensive income (loss)	$5,991	$(164,355)	$(3,461)
Comprehensive income (loss)	$(4,715,931)	$(364,549)	$(4,191,796)
Comprehensive income (loss) per share - basic	$(1.11)	$(0.11)	$(2.41)
Comprehensive income (loss) per share - diluted	$(1.11)	$(0.11)	$(2.41)

(1)	Included in other income (expense).
(2)	Cost of goods sold includes non-cash inventory write downs of $176,422 in Q3 2024 and $167,515 in Q4 2024 and would have been $1,268,120 in Q3 and $1,229,907 in Q4 2024 before these write downs.
(3)	Gross profit would have been $617,202 in Q3 2024 and $383,255 in Q4 2024 without the write downs in number 2 above.
(4)	Cost of goods sold includes non-cash inventory write downs of $123,424 in Q4 2023 and would have been $533,996 in Q4 2023 before these write downs.
(5)	Gross profit would have been $382,303 in Q4 2023 without the write downs in number 4 above.
(6)	The other income (expense) and comprehensive loss for the fourth quarter of 2024 includes non-cash changes comprised of a fair value derivative liability loss $946,116 and would otherwise be an other income of $94,220 and comprehensive loss of $3,530,780, respectively

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

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Company Contact

info@draganfly.com

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Note Regarding Non-GAAP Measures

In this press release, we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding; the intended use of proceeds from the Company’s US$3.76 million registered direct offering; the shareholder update call and timing thereof. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; uncertainty regarding the Nasdaq hearing process, regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.